FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Helck (Last)   **Chester** (First)   **B** (Middle)

Raymond James Financial (RJF)

_____ Director   _____ 10% Owner
__X___ Officer (give title below)   _____ Other (specify below)

3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year **Sept. 2002**

880 Carillon Parkway (Street)

President and Chief Operating Officer

5. If Amendment   Date of Original   (Month/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

St. Petersburg (City)   **FL** (State)   **33716** (ZIP)

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)								
RJF Common Stock						18,912	D	
RJF Common Stock						2,452	I	ESOP

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						**Current**	**1/18/2003**	**Common stock**	**4,800**	**22.1667**			
Employee Stock Option (Right to buy)						**11/18/2002**	**1/18/2003**	**Common stock**	**1,200**	**22.1667**			
Employee Stock Option (Right to buy)						**11/18/2002-11/18/2004**	**1/18/2005**	**Common stock**	**5,000**	**20.6250**			
Employee Stock Option (Right to buy)						**11/28/04-01/28/06**	**1/28/2007**	**Common stock**	**6,000**	**32.0000**	**17,000**	**D**	

Explanation of Responses:

/S/ CHET HELCK   October 1, 2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
see Instructions 6 for procedure.